SECUR 20012619 SION

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51213

SEC Mail Processing

MAR 12 2020

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WESTCHESTER CAPITAL PLANNING, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MILLBROOK LANE
(No. and Street)

KERHONKSON	**NY**	**12446**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ROSS **800-343-3687**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or WESTCHESTER CAPITAL PLANNING, INC., as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Mark Deyo 3/10/2020
Public Notary

Mark P Deyo
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DE6397087
Qualified in Ulster County
Commission Expires September 3, 2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

FINANCIAL STATEMENT NOTES

FOR YEAR ENDED

DECEMBER 31, 2019

Westchester Capital Planning, Inc.
Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westchester Capital Planning, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westchester Capital Planning, Inc.'s management. Our responsibility is to express an opinion on Westchester Capital Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westchester Capital Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Westchester Capital Planning, Inc.'s financial statements. The supplemental information is the responsibility of Westchester Capital Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Westchester Capital Planning, Inc.'s auditor since 2017.

Maitland, Florida

March 7, 2020

Westchester Capital Planning, Inc.
Statements of Financial Condition for the Year
Ended December 31, 2019

ASSETS	
Current Assets	
Cash	$11,603
Accounts Receivable	11,684
Total Assets	23,287
LIABILITIES AND STOCKHOLDERS EQUITY	
Accounts payable	607
Accrued Expenses	4,477
Total Current Liabilities	5,084
Stockholder's Equity	
Common Stock - no par value, 200 shares authorized, issued, and outstanding	2,000
Additional paid in capital	18,422
Retained Earning (deficit)	(2,219)
Total Stockholder's Equity	18,203
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	23,287

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income for the Year
Ended December 31, 2019

Revenues	
Mutual Fund 12B-1	$9,437
Insurance	47,304
Total Revenue	56,741
Expenses	
Officer salary	11,400
Payroll tax expenses	914
Auto expenses	5,261
Bank Service Charges	81
Finra fee	1,405
NYS corporate tax	25
Legal and accounting	4,605
Rent and office services	3,240
Postage	30
Telephone	2,892
Total operating expenses	29,853
Net Income	26,,888

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows for the Year
Ended December 31, 2019

Operating activities	
Net Income	$26,888
Adjustments to reconcile net income to cash provided by operating activities:	
Accounts receivable	288
Accrued expenses	(22)
Payroll Liabilities	140
Net cash provided by Operating Activities	27,294
Financing Activities	
Stockholder contributions	22, 131
Stockholder distributions	(49,895)
Net Cash used by Financing Activities	(27,764)
Decrease in cash	(470)
Cash-beginning of period	12,073
Cash-end of period	11,603

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Stockholder's Equity
Ended December 31, 2019

	Common Stock	Additional paid in capital	Retained earning (Deficit)	Total
Balance January 1, 2019	$2,000	$18,422	$(1343)	$19,079
Net Income			26,888	26,888
Stockholder Contributions			22,131	22,131
Stockholder Distributions			(49,895)	(49,895)
Balance Dec 31, 2019	$2,000	$18,422	(2,219)	$18,203

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Schedule I- Statements of Net Capital for the Year
Ended December 31, 2019

Total Assets	23,287
Less: total liabilities	5,084
Net Worth	18,203
Less: non-allowable assets	(11,684)
Current capital	6,519
Less: Haircuts	0
Net Capital	6,519
Minimum net capital requirement	5,000
Excess net capital	1,519
Aggregate indebtedness	5,084
Ratio of Aggregate Indebtedness to net capital	78%

Note:
There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Westchester Capital Planning, Inc. (the Company) is a New York company and was incorporated. on June 28, 1998. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer on January 5, 1999. The Company is registered in 1 state and is engaged in the sale of mutual fund and variable annuities by subscription and application. The Company earns commissions from the sale of mutual funds and variable annuities and life insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.. At December 31, 2019, the Company had no uninsured cash balances.

Accounts Receivable: Accounts receivable represents commissions and insurance receivables at December 31, 2019. The Company determined all accounts receivable are collectible.

Revenue Recognition:

Revenue from contracts with customers includes commission income and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from mutual funds, 12b1's, and insurance commissions are recognized as revenue in the period the service is provided at the point in time, the associated service is fulfilled which is based on the trade date. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge),or as a combination thereof. The company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a

significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes:

The Company is a Sub S and will not be required to recognize income tax expense. The sole shareholder of the Sub S will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2018, 2017, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2019, the Company had a net capital of $ 6519 which was $1,519 in excess of its required net capital of $5,000. The Company's net capital ratio was .78 at December 31, 2018.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 3. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2019.

NOTE 4. RELATED PARTY

Westchester Capital Planning Inc utilizes space in a residential property owned by sole stockholder. The cost of rent, utilities (oil, electricity), and property taxes are allocated to space usage.

NOTE 5. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 10, 2020, the date the financial statements were available to be issued.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 7, 2020

Westchester Capital Planning

15c3 Exemption Report

Report : January1, 2019 – December 31, 2019

SEC Rule 15c3-3 paragraph (k) (1) provides exemption to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to customers.

Westchester Capital Planning Inc meets the exemptions listed in the above mentioned rule due to the following reasons:

1 -WCP is a non- carrying firm.

2 -WCP's business is limited to mutual fund and annuity business conducted by subscription and application only.

Therefore Westchester Capital Planning (WCP) claims exemption for the fiscal year ending in December of 2019..

There were no exceptions to this exemption.

Michael Ross